Form 12b-25
[As last amended in Release No.34-31905, February 23, 1993, 58 F.R. 14628.]
            U.S. SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549
                          FORM 12b-25
                  NOTIFICATION OF LATE FILING

                          (Check One):
  [ ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-Q  [ ] Form N-SAR
     For Period Ended:   September 9, 1995
  [ ]Transition Report on Form 10-K
  [ ]Transition Report on Form 20-F
  [ ]Transition Report on Form 11-K
  [ ]Transition Report on Form 10-Q
  [ ]Transition Report on Form N-SAR
  For the Transition Period Ended:

  Read  Attached Instruction Sheet Before Preparing Form.  Please
  Print or Type.
  Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


  If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

  .................................................................



  Part I-Registrant Information


     Full Name of Registrant       HOMELAND HOLDING CORPORATION

     Former Name if Applicable

     Address of Principal Executive Officer (Street and Number)

                                  2601 N.W. Expressway, Oil Center East

     City, State and Zip Code     Oklahoma City, Oklahoma 73112


  Part II-Rules 12b-25 (b) and (c)


  If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          [X]  (a) The reasons described in reasonable detail  in
          Part III of this form could not be eliminated without unreasonable effort or expense;

          [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          [  ]   (c)  The accountant's statement or other exhibit
          required  by  Rule  12b-25(c)  has  been  attached   if
          applicable.



Part III-Narrative


State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

  The Registrant does not have available all the financial information necessary to complete the Financial Statement and Management's Discussion and Analysis sections of the Form 10-
  Q.


Part IV-Other Information



(1)  Name and telephone number of person to contact in regard  to
     this    notification

     Terry Marczewski         (405)          879-8605
     (Name)                (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                         [X] Yes        [ ] No
                             Page 2

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                         [X] Yes        [ ] No

  If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          It is estimated that the Registrant's net sales for the 36 weeks ended September 9, 1995 will be 15.4% lower than the corresponding period in 1994 due to increased competition in the Company's market area as well as the sale of 29 stores to Associated Wholesale Grocers and the closure of an additional 9 stores. It is estimated that the Registrant's operating loss for 36 weeks ending September 9, 1995 will be $11.9 million compared to an operating loss of $69,000 for the corresponding period in 1994. The primary reasons for the loss are lower gross profits relating to the company's efforts to aggressively build market share combined with higher product costs generated by no longer being self-supplied.


                  HOMELAND HOLDING CORPORATION

          (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  October 23, 1995       By:  Terry Marczewski
                              Terry Marczewski, Chief Accounting Officer
















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